Mail Stop 6010


      September 1, 2005

By U.S. Mail and Facsimile to (425) 749-3601

Mr. John Atherly
Chief Financial Officer
eMagin Corporation
2070 Route 52
Hopewell Junction, New York 12533


	RE: 	eMagin Corporation
		Form 10-KSB / A for the Fiscal Year Ended December 31,
2004
Forms 10-Q for the Quarterly Periods Ended March 31, and June 30,
2005
Forms 10-QSB / A for the Quarterly Periods Ended March 31, June
30,
and September 30, 2004
		File No. 001-15751


Dear Mr. Atherly:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004 and Amended Forms 10-QSB for the Quarterly Periods Ended March 31, June 30, and
September 30, 2004

1. In light of the fact you indicate you corrected accounting errors
in your interim 2004 financial statements in connection with warrant
and convertible debt transactions, it is unclear to us how your officers concluded that the company`s disclosure controls and procedures were effective at the end of each period covered by the
report.   Please disclose in reasonable detail the basis for
officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of the end of each period.
We may have further comments after reviewing your response.
Revise
your filings as necessary based on our comment.

Amended Forms 10-QSB for the Quarterly Periods Ended March 31,
June
30, and September 30, 2004

Item 1. Consolidated Financial Statements

2. Please revise to include a header that indicates your financial statements have been restated. Also, label any notes that have been restated.

Note 1 - Accounting Policies

Basis of Presentation

3. Your quarterly restatement footnotes do not provide investors with a clear path between the originally filed and restated financial statement amounts. Please revise this note in each of your 2004 Form
10-QSB`s to disclose the specific nature of the errors and the effect of the corrections on net income or loss and the related per share amounts. For reference see paragraph 37 of APB 20.

4. We see you indicate in your third and fourth quarter of 2004 you incorrectly accounted for the re-pricing of certain warrants that were originally issued in an equity transaction. We also see in the first quarter of 2004 you indicate you incorrectly accounted for the conversion of debt to equity. Please tell us why the revised accounting you indicate you have applied to the warrant re-pricings and debt conversions is correct and compliant with generally accepted accounting principles. Provide us with the original and revised accounting entries for each of the transactions. Also, please reference the specific generally accepted accounting principles that supports your conclusions. Finally, clarify why the debt conversion errors only impacted 2004 quarters and not previous quarters or years. We may have further comments after reviewing your response.
Revise your filings as necessary based on our comment.

Forms 10-QSB for the Quarterly Periods Ended March 31, 2004, June
30,
2004, September 30, 2004, March 31, 2005 and June 30, 2005 and
Form
10-KSB for the Year Ended December 31, 2004

Exhibit 31 Certifications

5. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. Specifically your disclosure under 5(c)
does not also indicate that all material weaknesses were disclosed to
your auditors or audit committee.  The required certifications must
be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file amendments to your March 31, 2004, June 30, 2004 and September 30, 2004 Forms 10-QSB, your March 31, 2005 and June 30, 2005 Forms 10-Q and your December 31, 2004 Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601of Regulation S-B.


	As appropriate, please amend your December 31, 2004 Form 10-
KSB,
March 31, 2004, June 30, 2004 and September 30, 2004 Forms 10-QSB, and March 31, 2005 and June 30, 2005 Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all of the information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.


      								Sincerely,


								Jay Webb
								Reviewing Accountant
??

??

??

??

John Atherly
eMagin Corporation
September 1, 2005
Page 4